SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 22, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications reports first quarter 2017 results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2017 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 233 MILLION

OPEX2 TOTALED NIS 496 MILLION, A DECLINE OF NIS 116 MILLION FROM Q1 2016

ADJUSTED FREE CASH FLOW2 TOTALED NIS 126 MILLION

First quarter 2017 highlights (compared with first quarter 2016)

•	Total Revenues: NIS 803 million (US$ 221 million), a decrease of 18%
•	Service Revenues: NIS 640 million (US$ 176 million), a decrea of 10%
•	Equipment Revenues: NIS 163 million (US$ 45 million), a decrease of 39%
•	Total Operating Expenses (OPEX): NIS 496 million (US$ 137 million), a decrease of 19%
•	Adjusted EBITDA: NIS 233 million (US$ 64 million), an increase of 5%
•	Adjusted EBITDA Margin[2]: 29% of total revenues compared with 23%
•	Profit for the Period: NIS 51 million (US$ 14 million), an increase of 264%
•	Net Debt: NIS 1,415 million (US$ 390 million), a decrease of NIS 664 million
•	Adjusted Free Cash Flow (before interest): NIS 126 million (US$ 35 million), an increase of NIS 12 million
•	Cellular ARPU: NIS 61 (US$ 17), a decrease of 9%
•	Cellular Subscriber Base: approximately 2.66 million at quarter-end, a decrease of 1%

Rosh Ha’ayin, Israel, May 22, 2017 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended March 31, 2017.

Commenting on the first quarter 2017 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"We began 2017 under continued momentum, with the significant measures we took over the last few quarters to streamline and improve processes, and unify the Company's operations, beginning to bear fruit.

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

In the cellular segment, we are continuing to expand our Post-Paid subscriber base, with net recruitment of approximately 18,000 subscribers in the first quarter, alongside the continued decline in Pre-Paid subscribers. This rising trend in Post-Paid subscribers, that has continued for seven consecutive quarters, results from the continued development of a quality service force while enhancing the platforms available to our subscribers in the service centers throughout the country, in our call centers and digital channels, in addition to investment in the development of Partner's cellular network.

We continue to invest in our cellular network, as well as develop capabilities available only on Partner's network, in order to maintain our leading edge network. In the first quarter we began the deployment of the 4.5G network (LTE-Advanced) and expanded the Wi-Fi Calling technology that enables cellular calls over a wireless internet network so that today the majority of our customers can use this unique feature of Partner's network. We also launched the "IoT Pro" network, the first “Internet of Things” (IoT) network in Israel that can recognize IoT devices and manage them in a unique and efficient manner.

In the fixed-line segment, in the first quarter we proceeded with the deployment of the fiber-optic network that will enable us to supply private customers with internet speeds of up to 1Gb using the most advanced technologies. These abilities support the growing demand amongst our private customers for a quality and fast network, mainly in light of the enormous increase that we see from each quarter to the next in content consumption, mostly television channels and content over the internet in HD and 4K qualities that require connection to a high quality infrastructure.

Partner's TV project, that will be launched as planned in the coming weeks, will be based on the Android TV operating system, with an advanced interface that has been adapted to the needs of Israeli viewers. Our TV subscribers will be able to enjoy linear channels and VOD content, and as part of the same interface, due to the inherent advantage of Android TV, will also be able to benefit from internet content through external applications.”

Mr. Dudu Mizrahi, Partner's Chief Financial Officer, commented on the first quarter results of 2017:

“During the first quarter of the year, the effects of the significant efficiency measures that the Company undertook were realized, leading to a sharp decrease in operating expenses of the Company. The extent of the decrease more than compensated for the erosion in revenues and contributed to growth in operating profit and profit. The streamlining of work procedures, unification of operations, the network sharing and other steps taken contribute to a sustainable reduction of the Company's operational costs.

During the quarter, the Post Paid subscriber base increased by approximately 18,000 subscribers, further to the increase of approximately 85,000 subscribers during 2016 that, together with the continued decline in the rate of ARPU erosion, resulted in a slowdown in the erosion of cellular service revenues.

During the quarter, the Company took several steps to improve the profitability of equipment sales and the results of the quarter reflect an improvement in the profit margin compared to the fourth quarter of 2016, a trend that we expect will continue in the coming quarters.

Adjusted free cash flow before interest payments in the first quarter totaled NIS 126 million, an increase of 11% compared to the first quarter 2016 and an increase of 42% compared to the fourth quarter 2016 (excluding the HOT Mobile payment in the amount of NIS 180 million that was received in the fourth quarter).”

NIS Million	Q1’17	Q4’16	Comments
Service Revenues	640	652
Decrease in cellular segment service revenues resulted from a decline of NIS 1 in ARPU, partially offset by the increase in Post-Paid subscribers. Decrease in fixed-line segment service revenues mainly reflected decrease in international calls revenues

Equipment Revenues	163	169
Total Revenues	803	821
Gross profit from equipment sales	26	18	Increase mainly resulted from a change in product mix
OPEX	496	570
Decrease reflected one-time increase in expenses in an amount of NIS 19 million in Q4 2016, the impact of various efficiency measures, the timing of seasonal expenses, as well as a one-time decrease in expenses of NIS 10 million in Q1 2017

Adjusted EBITDA	233	164
Profit (Loss)	51	(7)
CAPEX additions	40	84
Adjusted free cash flow (before interest payments)	126	269	The decrease reflected the final payment of NIS 180 million from HOT Mobile of the lump sum and higher CAPEX payments. This was partially offset primarily by the increase in Adjusted EBITDA
Net Debt	1,415	1,526

	Q1’17	Q4’16
Cellular Post-Paid Subscribers (end of period, thousands)	2,259	2,241	Increase of 18 thousand subscribers during the quarter
Cellular Pre-Paid Subscribers (end of period, thousands)	399	445	Decrease of 46 thousand subscribers during the quarter
Monthly Average Revenue per Cellular User (ARPU) (NIS)	61	62
Quarterly Cellular Churn Rate (%)	9.8%	9.4%

Key Financial Results

NIS MILLION (except EPS)	Q1'17	Q1'16	% Change
Revenues	803	977	-18%
Cost of revenues	654	797	-18%
Gross profit	149	180	-17%
Operating profit	88	54	+63%
Profit for the period	51	14	+264%
Earnings per share (basic, NIS)	0.33	0.09	+275%
Adjusted free cash flow (before interest)	126	114	+11%

Key Operating Indicators

	Q1'17	Q1'16	Change
Adjusted EBITDA (NIS million)	233	222	+5%
Adjusted EBITDA (as a % of total revenues)	29%	23%	+6
Cellular Subscribers (end of period, thousands)	2,658	2,692	-34
Quarterly Cellular Churn Rate (%)	9.8%	11.2%	-1.4
Monthly Average Revenue per Cellular User (ARPU) (NIS)	61	67	-6

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q1'17	Q1'16	Change %	Q1'17	Q1'16	Change %	Q1'17	Q1'16	Q1'17	Q1'16	Change %
Total Revenues	634	787	-19%	212	245	-13%	(43)	(55)	803	977	-18%
Service Revenues	489	543	-10%	194	222	-13%	(43)	(55)	640	710	-10%
Equipment Revenues	145	244	-41%	18	23	-22%	-	-	163	267	-39%
Operating Profit	61	11	+455%	27	43	-37%	-	-	88	54	+63%
Adjusted EBITDA	172	142	+21%	61	80	-24%	-	-	233	222	+5%

Financial Review

In Q1 2017, total revenues were NIS 803 million (US$ 221 million), a decrease of 18% from NIS 977 million in Q1 2016.

Service revenues in Q1 2017 totaled NIS 640 million (US$ 176 million), a decrease of 10% from NIS 710 million in Q1 2016.

Service revenues for the cellular segment in Q1 2017 totaled NIS 489 million (US$ 135 million), a decrease of 10% from NIS 543 million in Q1 2016.  The decrease was mainly the result of both the decline in revenues related to the network Right of Use Agreement with Hot Mobile, which was replaced by the Network Sharing Agreement from Q2 2016 and the continued price erosion of cellular services (both Post-Paid and Pre-Paid), due to the continued competitive market conditions.

Service revenues for the fixed-line segment in Q1 2017 totaled NIS 194 million (US$ 53 million), a decrease of 13% from NIS 222 million in Q1 2016. The decrease mainly reflected a decrease in revenues from international calls.

Equipment revenues in Q1 2017 totaled NIS 163 million (US$ 45 million), a decrease of 39% from NIS 267 million in Q1 2016, largely reflecting a decrease in the volume of equipment sales, mainly related to the tightening of the Company’s customer credit policy.

Gross profit from equipment sales in Q1 2017 was NIS 26 million (US$ 7 million), compared with NIS 56 million in Q1 2016, a decrease of 54%, mainly reflecting the decrease in the volume of equipment sales, as described above, as well as lower profit margins from sales.

Total operating expenses (‘OPEX’) totaled NIS 496 million (US$ 137 million) in Q1 2017, a decrease of 19% or NIS 116 million from Q1 2016. The decrease mainly reflected a decline in expenses related to the cellular network following the implementation of the Network Sharing Agreement with HOT Mobile, a decrease in rebranding related expenses, as well as decreases in other expenses reflecting the impact of various efficiency measures undertaken. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q1 2017 decreased by 18% compared with Q1 2016, mainly for the same reasons as explained above.

In Q1 2017, the Company recorded income with respect to the settlement agreement regarding the Orange brand in an amount of NIS 54 million (US$ 15 million), unchanged from Q1 2016.

Other income, net, totaled NIS 9 million (US$ 2 million) in Q1 2017, compared to NIS 14 million in Q1 2016, a decrease of 36%, mainly reflecting a decrease in income from the unwinding of trade receivables.

Operating profit for Q1 2017 was NIS 88 million (US$ 24 million), an increase of 63% compared with NIS 54 million in Q1 2016.

Adjusted EBITDA in Q1 2017 totaled NIS 233 million (US$ 64 million), an increase of 5% from NIS 222 million in Q1 2016. As a percentage of total revenues, Adjusted EBITDA in Q1 2017 was 29% compared with 23% in Q1 2016.

Adjusted EBITDA for the cellular segment was NIS 172 million (US$ 47 million), in Q1 2017, an increase of 21% from NIS 142 million in Q1 2016, reflecting the decrease in OPEX partially offset by a decrease in service revenues and gross profit from equipment sales. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q1 2017 was 27% compared with 18% in Q1 2016.

Adjusted EBITDA for the fixed-line segment was NIS 61 million (US$ 17 million) in Q1 2017, a decrease of 24% from NIS 80 million in Q1 2016, mainly reflecting the decrease in service revenues, partially offset by a decrease in OPEX. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q1 2017 was 29%, compared with 33% in Q1 2016.

Finance costs, net in Q1 2017 were NIS 23 million (US$ 6 million), a decrease of 4% compared with NIS 24 million in Q1 2016.

Income taxes for Q1 2017 were NIS 14 million (US$ 4 million), compared with NIS 16 million in Q1 2016.

Profit in Q1 2017 was NIS 51 million (US$ 14 million), compared with a profit of NIS 14 million in Q1 2016, an increase of 264%.

Based on the weighted average number of shares outstanding during Q1 2017, basic earnings per share or ADS, was NIS 0.33 (US$ 0.09), compared to basic earnings per share of NIS 0.09 in Q1 2016.

Cellular Segment Operational Review

At the end of the first quarter of 2017, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.66 million including approximately 2.26 million Post-Paid subscribers or 85% of the base, and approximately 399 thousand Pre-Paid subscribers, or 15% of the subscriber base.

During the first quarter of 2017, the cellular subscriber base declined by approximately 28 thousand subscribers. The Post-Paid subscriber base increased by approximately 18 thousand subscribers, while the Pre-Paid subscriber base declined by approximately 46 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q1 2017 was 9.8%, compared with 11.2% in Q1 2016.

Total cellular market share (based on the number of subscribers) at the end of Q1 2017 was estimated to be approximately 26%, unchanged from Q1 2016.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q1 2017 was NIS 61 (US$ 17), a decrease of 9% from NIS 67 in Q1 2016. The decrease mainly reflected the decrease in revenues as a result of termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016, as well as the continued price erosion in key cellular services due to the persistent competition in the cellular market.

Funding and Investing Review

In Q1 2017, Adjusted Free Cash Flow totaled NIS 126 million (US$ 35 million), an increase of 11% from NIS 114 million in Q1 2016.

Cash generated from operations increased by 20% to NIS 194 million (US$ 53 million) in Q1 2017 from NIS 162 million in Q1 2016. The increase mainly reflected the increase in Adjusted EBITDA and the smaller decrease in operating assets and liabilities, which was mainly explained by the significant decrease in the volume of equipment sales under long-term payment plans.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 69 million (US$ 19 million) in Q1 2017, an increase of 44% from NIS 48 million in Q1 2016. The increase reflected, among other factors, payments made in Q1 2017 for assets acquired during Q4 2016.

The level of Net Debt at the end of Q1 2017 amounted to NIS 1,415 million (US$ 390 million), compared with NIS 2,079 million at the end of Q1 2016.

Business Developments

Further to the Company's previous reports, regarding plans to enter the television services market in the first half of 2017, the Company announces that it has entered into a long term agreement with R.G.E. Group Ltd. ("RGE") for broadcasting rights of a broad variety of content for which RGE holds exclusive broadcasting privileges. The agreement is for a period of five years, within which the Company has committed to pay RGE minimum amounts for the provision, editing and preparation of the content for broadcast. The agreement includes, among other items, liability and indemnity clauses and the Company has the right to terminate the agreement under certain circumstances as detailed in the agreement.

IFRS 15

In May 2014, a new revenue recognition standard was issued (IFRS 15). The new standard is effective for annual reporting periods beginning on or after January 1, 2018, according to its transition provisions. Earlier application is permitted.

The Company has identified a number of relevant issues. Currently the most significant issue identified is the treatment of the costs of obtaining contracts which, under the new standard, are to be capitalized under certain conditions, while currently these costs are generally recognized as incurred.  According to the standard, sale commissions and incentives paid to employees and resellers for obtaining contracts with customers will be recognized as assets, and amortized to profit or loss when the related goods and services are transferred to the customers. The capitalization of these costs of obtaining contracts is expected to have a material positive effect on our results of operations in the coming years, which is expected to be leveled off in later years.

In addition, the Company is in the process of preparing for the implementation of the requirement of the standard to allocate revenues to performance obligations identified, including preparing for the application of the portfolio approach under certain conditions, establishing customer groupings and other related issues.

The Company has begun implementing the required adjustments into the Company's information systems which are expected to be completed in the second half of 2017. The Company aims to adopt the standard as early as possible, subject to the completion of the required adjustments to the information systems, and at the very latest, by January 1, 2018.

The Company plans to apply the standard according to the modified retrospective approach. Under this approach, entities will recognize transitional adjustments in retained earnings on the date of initial application, i.e. without restating the comparative period; and applying the new rules to contracts that are not completed as of the date of initial application.

The Company is currently unable to quantify the impact of the implementation of IFRS 15.

Conference Call Details

Partner will hold a conference call on Monday, May 22, 2017 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0610
North America toll-free: +1.888.407.2553
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from May 22, 2017 until June 15, 2017, at the following numbers:
International: +972.3.925.5939
North America toll-free: +1.888.326.9310
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the Company's continued investment and development of capabilities of its cellular network in order to maintain its leading edge network; the Company’s future ability to supply its private customers in the fixed-line segment with higher internet speeds; the operating system, advanced interface and the variety of content that we expect to provide to our customers in the Company's TV project along with the expected benefits and advantages of the operating system; the future developments in the Israeli multi-channel television market; the sustainable reduction of operational costs due to steps taken by the Company; and the expected continued trend of an improvement in profitability from equipment sales. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including: (i) technological, technical or other difficulties that might delay or block the Company from: (a) continuing to invest and develop its cellular network, (b) provide its customers with higher internet speeds in the fixed-line segment, and (c) achieving the Company’s TV project advantages based on the Android TV interface innovative capabilities; (ii) future developments in the Israeli multi-channel television market; (iii) the Company's continued ability to take further steps to reduce its operational costs and improve profitability from equipment sales; and (iv) whether the Company will have the financial resources and commercial strategies which allow it to successfully achieve its strategic Company projects. The future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2017: US $1.00 equals NIS 3.632. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA* Adjusted EBITDA margin (%)
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA margin (%):
Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow**	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others

* Adjusted EBITDA is fully comparable with EBITDA measure which was provided in reports for prior periods.
**Adjusted Free Cash Flow measure is fully comparable to Free Cash Flow measure which was provided in reports for prior periods.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Dudu Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2017	2016	2017
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	1,017	716	280
Short-term deposits	250	452	69
Trade receivables	948	990	261
Other receivables and prepaid expenses	33	57	9
Deferred expenses – right of use	49	28	14
Inventories	94	96	26
	2,391	2,339	659

NON CURRENT ASSETS
Trade receivables	286	333	79
Prepaid expenses and other	2	2	1
Deferred expenses – right of use	80	75	22
Property and equipment	1,158	1,207	319
Licenses and other intangible assets	749	793	206
Goodwill	407	407	112
Deferred income tax asset	47	41	12
	2,729	2,858	751

TOTAL ASSETS	5,120	5,197	1,410

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2017	2016	2017
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	531	498	146
Trade payables	659	681	181
Payables in respect of employees	61	101	17
Other payables (mainly institutions)	18	28	5
Income tax payable	64	45	18
Deferred income with respect to settlement agreement with Orange	54	108	15
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	38	38	10
Provisions	76	77	21
	1,532	1,607	422
NON CURRENT LIABILITIES
Notes payable	647	646	178
Borrowings from banks and others	1,504	1,550	414
Liability for employee rights upon retirement, net	37	39	10
Dismantling and restoring sites obligation	28	35	8
Deferred revenues from HOT mobile	187	195	52
Other non-current liabilities	19	14	5
	2,422	2,479	667

TOTAL LIABILITIES	3,954	4,086	1,089

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2016 and March 31, 2017 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2016 – *156,993,337 shares
March 31, 2017 – *157,006,663 shares
Capital surplus	1,034	1,034	285
Accumulated retained earnings	413	358	114
Treasury shares, at cost December 31, 2016 – **3,603,578 shares March 31, 2017 – **3,603,578 shares	(283)	(283)	(79)
TOTAL EQUITY	1,166	1,111	321
TOTAL LIABILITIES AND EQUITY	5,120	5,197	1,410

*	Net of treasury shares.
**
Including restricted shares in amount of 2,142,291 and 2,061,201 as of March 31, 2017 and December 31, 2016, respectively, held by trustee under the Company's Equity Incentive Plan, such shares will become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	803	977	221
Cost of revenues	654	797	180
Gross profit	149	180	41

Selling and marketing expenses	74	127	20
General and administrative expenses	50	67	14
Income with respect to settlement agreement with Orange	54	54	15
Other income, net	9	14	2
Operating profit	88	54	24
Finance income	2	13	1
Finance expenses	25	37	7
Finance costs, net	23	24	6
Profit before income tax	65	30	18
Income tax expenses	14	16	4
Profit for the period	51	14	14

Earnings per share
Basic	0.33	0.09	0.09
Diluted	0.32	0.09	0.09

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	51	14	14
Other comprehensive income for the period, net of income taxes	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	51	14	14

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels
	3 months ended March 31, 2017
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	484	156		640
Inter-segment revenue - Services	5	38	(43)
Segment revenue - Equipment	145	18		163
Total revenues	634	212	(43)	803

Segment cost of revenues - Services	372	145		517
Inter-segment cost of revenues- Services	38	5	(43)
Segment cost of revenues - Equipment	123	14		137
Cost of revenues	533	164	(43)	654
Gross profit	101	48		149

Operating expenses (3)	102	22		124
Income with respect to settlement agreement with Orange	54			54
Other income, net	8	1		9
Operating profit	61	27		88
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	108	33		141
–Other (1)	3	1		4
Segment Adjusted EBITDA (2)	172	61		233

Reconciliation of profit for the period to Adjusted EBITDA
Profit for the period				51
- Depreciation and amortization				141
- Finance costs, net				23
- Income tax expenses				14
- Other (1)				4
Adjusted EBITDA (2)				233

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels
	3 months ended March 31, 2016
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	539	171		710
Inter-segment revenue - Services	4	51	(55)
Segment revenue - Equipment	244	23		267
Total revenues	787	245	(55)	977

Segment cost of revenues - Services	436	150		586
Inter-segment cost of revenues- Services	50	5	(55)
Segment cost of revenues - Equipment	193	18		211
Cost of revenues	679	173	(55)	797
Gross profit	108	72		180

Operating expenses (3)	164	30		194
Income with respect to settlement agreement with Orange	54			54
Other income, net	13	1		14
Operating profit	11	43		54
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	117	38		155
–Other (1)	14	(1)		13
Segment Adjusted EBITDA (2)	142	80		222

Reconciliation of profit for the period to Adjusted EBITDA
Profit for the period				14
- Depreciation and amortization				155
- Finance costs, net				24
- Income tax expenses				16
- Other (1)				13
Adjusted EBITDA (2)				222

(1)	Mainly amortization of employee share based compensation.
(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(3)	Operating expenses include selling and marketing expenses and general and administrative expenses.

  PARTNER COMMUNICATIONS COMPANY LTD.

   (An Israeli Corporation)

   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	195	169	54
Income tax paid	(1)	(7)	*
Net cash provided by operating activities	194	162	54

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(44)	(32)	(12)
Acquisition of intangible assets	(25)	(16)	(7)
Proceeds from short-term deposits	202		56
Interest received	1	*	*
Proceeds from (repayment of) derivative financial
instruments, net		*
Net cash provided by (used in) investing activities	134	(48)	37

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		*
Interest paid	(17)	(25)	(5)
Repayment of non-current borrowings	(10)	(4)	(3)
Repayment of notes payable		(177)
Net cash used in financing activities	(27)	(206)	(8)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	301	(92)	83

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	716	926	197

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,017	834	280

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	51	14	14

Adjustments for:
Depreciation and amortization	133	148	37
Amortization of deferred expenses - Right of use	8	7	2
Amortization of employee share based compensation	4	13	1
Liability for employee rights upon retirement, net	(2)	(2)	(1)
Finance costs, net	(1)	(7)	*
Change in fair value of derivative financial instruments	*	*	*
Interest paid	17	25	5
Interest received	(1)	*	*
Deferred income taxes	(6)	14	(2)
Income tax paid	1	7	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	90	(39)	25
Other	24	3	6
Increase (decrease) in accounts payable and accruals:
Trade	6	55	2
Other payables	(53)	(9)	(15)
Provisions	(1)	1	*
Deferred revenues with respect to settlement agreement with Orange	(54)	(54)	(15)
Deferred revenues from HOT mobile	(8)		(2)
Other deferred revenues	*	(12)	*
Increase in deferred expenses - Right of use	(34)	(12)	(9)
Current income tax	19	(5)	5
Decrease (increase) in inventories	2	22	1
Cash generated from operations	195	169	54

* Representing an amount of less than 1 million.

At March 31, 2016 and 2017, trade and other payables include NIS 113 million and NIS 97 million ($27 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	194	162	54
Net cash provided by (used in) investing activities	134	(48)	37
Proceeds from short-term deposits	(202)		(56)
Adjusted Free Cash Flow	126	114	35
Interest paid	(17)	(25)	(5)
Adjusted Free Cash Flow After Interest	109	89	30

Total Operating Expenses (OPEX)	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues – Services	517	586	142
Selling and marketing expenses	74	127	20
General and administrative expenses	50	67	14
Depreciation and amortization	(141)	(155)	(39)
Other (1)	(4)	(13)	(1)
OPEX	496	612	136

(1)	Mainly amortization of employee share based compensation.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q1' 15	Q2' 15	Q3' 15	Q4' 15	Q1' 16	Q2' 16	Q3' 16	Q4' 16	Q1' 17	2015	2016
Cellular Segment Service Revenues	579	581	587	550	543	527	531	498	489	2,297	2,099
Cellular Segment Equipment Revenues	277	271	234	269	244	188	139	158	145	1,051	729
Fixed-Line Segment Service Revenues	232	226	225	223	222	219	220	205	194	906	866
Fixed-Line Segment Equipment Revenues	18	16	12	22	23	17	12	11	18	68	63
Reconciliation for consolidation	(52)	(50)	(52)	(57)	(55)	(54)	(53)	(51)	(43)	(211)	(213)
Total Revenues	1,054	1,044	1,006	1,007	977	897	849	821	803	4,111	3,544
Gross Profit from Equipment Sales	59	67	52	61	56	42	28	18	26	239	144
Operating Profit (Loss)	56	67	32	(48)	54	67	64	8	88	107	193
Cellular Segment Adjusted EBITDA	148	160	137	152	142	155	156	109	172	597	562
Fixed-Line Segment Adjusted EBITDA	79	76	59	65	80	73	64	55	61	279	272
Total Adjusted EBITDA	227	236	196	217	222	228	220	164	233	876	834
Adjusted EBITDA Margin (%)	22%	23%	19%	22%	23%	25%	26%	20%	29%	21%	24%
OPEX	604	601	650	608	612	572	570	570	496	2,463	2,324
Impairment charges on operating profit				98						98
Income with respect to settlement agreement
with Orange			23	38	54	54	55	54	54	61	217
Finance costs, net	18	46	40	39	24	28	30	23	23	143	105
Profit (loss)	25	9	(9)	(65)	14	26	19	(7)	51	(40)	52
Capital Expenditures (cash)	128	111	64	56	48	57	44	47	69	359	196
Capital Expenditures (additions)	50	84	51	86	34	40	44	84	40	271	202
Adjusted Free Cash Flow	21	24	291	230	114	160	215	269	126	566	758
Adjusted Free Cash Flow (After Interest)	8	(28)	277	172	89	119	201	241	109	429	650
Net Debt	2,581	2,626	2,355	2,175	2,079	1,964	1,768	1,526	1,415	2,175	1,526
Cellular Subscriber Base (Thousands)	2,774	2,747	2,739	2,718	2,692	2,700	2,693	2,686	2,658	2,718	2,686
Post-Paid Subscriber Base (Thousands)	2,112	2,112	2,136	2,156	2,174	2,191	2,215	2,241	2,259	2,156	2,241
Pre-Paid Subscriber Base (Thousands)	662	635	603	562	518	509	478	445	399	562	445
Cellular ARPU (NIS)	69	70	71	67	67	65	66	62	61	69	65
Cellular Churn Rate (%)	12.7%	10.9%	10.8%	11.1%	11.2%	9.8%	9.7%	9.4%	9.8%	46%	40%
Number of Employees (FTE)	3,535	3,354	3,017	2,882	2,827	2,740	2,742	2,686	2,580	2,882	2,686

*	See footnote 2 regarding use of non-GAAP measures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ David (Dudu) Mizrahi
Name:	David (Dudu) Mizrahi
Title:	Chief Financial Officer

Dated: May 22, 2017